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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of April, 2000

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA  T6G 1K8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F
            ----               ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
    ----              ----

                                INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
99.1         Notice of Annual and Special Meeting of Shareholders and Management Information
             Circular March 27, 2000

99.2         Proxy Solicited by Management for Annual and Special Meeting of Shareholders to be
             held on May 3, 2000



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ALTAREX CORP.

                                     By: /s/ Edward M. Fitzgerald
                                        ----------------------------------------


                                     Name: Edward M. Fitzgerald


                                     Title: Senior Vice President and
                                            Chief Financial Officer

                                     Date:  April 20, 2000


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